UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at September 30, 2022 and December 31, 2021 and for the
three and nine months ended September 30, 2022 and 2021

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$883	$894
Financial assets	5	164	88
Accounts and other receivable, net	7	1,767	1,602
Inventory, net	8	600	580
Other assets	9	1,104	702
		4,518	3,866
Non-Current Assets
Financial assets	5	447	261
Accounts and other receivable, net	7	849	679
Other assets	9	354	218
Property, plant and equipment	10	3,538	4,036
Deferred income tax assets		579	348
Intangible assets	11	9,266	4,226
Equity accounted investments	13	246	70
Goodwill	12	6,806	2,216
		$26,603	$15,920
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$3,811	$3,716
Loan payable to Brookfield Business Partners	21	—	1,860
Non-recourse borrowings in subsidiaries of the company	16	460	53
Exchangeable and class B shares	6	1,420	—
		5,691	5,629
Non-Current Liabilities
Accounts payable and other	14	3,422	3,475
Non-recourse borrowings in subsidiaries of the company	16	12,787	5,193
Deferred income tax liabilities		1,545	487
		$23,445	$14,784
Equity
Brookfield Business Partners (1)	20	$131	$(516)
Non-controlling interests		3,027	1,652
		3,158	1,136
		$26,603	$15,920
____________________________________
(1)Common equity is attributable to the partnership both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b), for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2022	2021	2022	2021
Revenues	19	$2,905	$2,340	$7,474	$7,161
Direct operating costs	18	(2,604)	(2,162)	(6,739)	(6,606)
General and administrative expenses		(129)	(74)	(269)	(216)
Interest income (expense), net		(248)	(106)	(488)	(305)
Equity accounted income (loss), net	13	3	2	6	3
Remeasurement of exchangeable and class B shares	6	126	—	654	—
Other income (expense), net		(43)	(19)	(110)	(46)
Income (loss) before income tax		10	(19)	528	(9)
Income tax (expense) recovery
Current		(27)	(9)	(60)	(40)
Deferred		48	7	450	21
Net income (loss)		$31	$(21)	$918	$(28)
Attributable to:
Brookfield Business Partners (1)		$92	$1	$717	$—
Non-controlling interests		(61)	(22)	201	(28)
		$31	$(21)	$918	$(28)
____________________________________
(1)Net income (loss) is attributable to Brookfield Business Partners both prior to the special distribution and subsequent thereto as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.
(2)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”). See Note 2(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2022	2021	2022	2021
Net income (loss)		$31	$(21)	$918	$(28)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(181)	(160)	(243)	(182)
Net investment and cash flow hedges	4	188	40	409	95
Taxes on the above items		(31)	(4)	(59)	(10)
Reclassification to profit or loss		(3)	9	14	35
Total other comprehensive income (loss)		(27)	(115)	121	(62)

Items that will not be reclassified subsequently to profit or loss:
Taxes on revaluation of pension obligations		—	—	5	—
Total other comprehensive income (loss)		(27)	(115)	126	(62)
Comprehensive income (loss)		$4	$(136)	$1,044	$(90)
Attributable to:
Brookfield Business Partners (1)		$82	$(31)	$753	$(25)
Non-controlling interests		(78)	(105)	291	(65)
		$4	$(136)	$1,044	$(90)
____________________________________
(1)Comprehensive income is attributable to Brookfield Business Partners both prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by the company. See Note 2(b) for further details.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Brookfield Business Partners	Non-controlling interests	Total equity
Balance as at January 1, 2022	$159	$(712)	$445	$(408)	$(516)	$1,652	$1,136
Net income (loss)	—	717	—	—	717	201	918
Other comprehensive income	—	—	—	36	36	90	126
Total comprehensive income (loss)	—	717	—	36	753	291	1,044
Contributions	7	—	—	—	7	203	210
Distributions	—	(81)	—	—	(81)	(1,039)	(1,120)
Ownership changes	—	—	(32)	—	(32)	51	19
Acquisition of interest	—	—	—	—	—	1,869	1,869
Special distribution (2)	571	—	(571)	—	—	—	—
Balance as at September 30, 2022	$737	$(76)	$(158)	$(372)	$131	$3,027	$3,158
Balance as at January 1, 2021	$1,967	$(730)	$445	$(455)	$1,227	$1,479	$2,706
Net income (loss)	—	—	—	—	—	(28)	(28)
Other comprehensive income	—	—	—	(25)	(25)	(37)	(62)
Total comprehensive income (loss)	—	—	—	(25)	(25)	(65)	(90)
Contributions	23	—	—	—	23	10	33
Distributions	—	(18)	—	—	(18)	(47)	(65)
Balance as at September 30, 2021	$1,990	$(748)	$445	$(480)	$1,207	$1,377	$2,584
____________________________________
(1)See Note 17 for additional information.
(2)See Note 1(b) for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2022	2021
Operating Activities
Net income (loss)		$918	$(28)
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	6	(1)
Depreciation and amortization expense	18	611	451
Provisions and other items		82	89
Deferred income tax expense (recovery)		(450)	(21)
Remeasurement of exchangeable and class B shares	6	(654)	—
Changes in non-cash working capital, net	24	(453)	(54)
Cash from (used in) operating activities		60	436
Financing Activities
Proceeds from non-recourse borrowings in subsidiaries of the company	16	8,457	382
Repayment of non-recourse borrowings in subsidiaries of the company	16	(480)	(256)
Proceeds from other financing		75	47
Repayment of other financing		(61)	(77)
Lease liability repayment		(76)	(70)
Capital provided by others who have interests in operating subsidiaries	20	1,989	—
Distributions to exchangeable shareholders	6	(9)	—
Proceeds received from loan with Brookfield Business Partners	1	723	—
Repayment and issuance of loans with Brookfield Business Partners	1, 21	(489)	—
Distributions to others who have interests in operating subsidiaries	20	(1,047)	(41)
Distributions to Brookfield Business Partners	20, 21	(82)	(12)
Cash from (used in) financing activities		9,000	(27)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(8,734)	(7)
Property, plant and equipment and intangible assets	10, 11	(439)	(584)
Equity accounted investments	13	—	(2)
Dispositions
Property, plant and equipment and intangible assets	10, 11	33	9
Financial assets and other	5	—	7
Net settlement of hedges	4	122	1
Restricted cash and deposits		3	249
Cash from (used in) investing activities		(9,015)	(327)
Cash and cash equivalents
Change during the period		45	82
Impact of foreign exchange		(56)	(30)
Balance, beginning of year		894	777
Balance, end of period		$883	$829
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Business Corporation
    Brookfield Business Corporation and its subsidiaries (“BBUC” or the “company”), is an owner and operator of services and industrials operations on a global basis (the “businesses”). The company was formed as a corporation established under the British Columbia Business Corporations Act on June 21, 2021 and is a subsidiary of Brookfield Business Partners L.P. (“BBU”, or collectively with its subsidiaries, excluding the company, the “partnership”), which we also refer to as the parent company and Brookfield Business Partners. The partnership, the company and respective subsidiaries, are referred to collectively as the group. Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding the group, “Brookfield”) is the ultimate parent of the company and the partnership. The partnership holds all the issued and outstanding class B shares and class C shares of the company as at September 30, 2022. The registered head office of Brookfield Business Corporation is 250 Vesey Street, New York, NY, United States. The Class A exchangeable subordinate voting shares (each, an “exchangeable share”) of the company are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN). Given the economic equivalence, the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s LP Units and the combined business performance of the company and Brookfield Business Partners as a whole.
(b)Special Distribution of the Company
    On March 15, 2022, the group completed a special distribution (the “special distribution”) whereby Brookfield Business Partners L.P. unitholders of record as of March 7, 2022 received one exchangeable share for every two LP Units held.
    Prior to the special distribution, the company amended its articles of incorporation to provide for the exchangeable shares, class B shares and class C shares. See Note 1(b) (i) and (ii) below for further details. The approximate 7 million common shares of the company were converted into approximately 26 million class C shares and a subsidiary of the partnership subscribed for one class B share of the company for nominal consideration. The conversion of common equity to class C shares is shown as “Special distribution” in the unaudited interim condensed consolidated statements of changes in equity and represents the value of the share capital which relates to the class C shares. Prior to filing the articles of amendment, a subsidiary of the partnership contributed cash of $271 million to the company in exchange for a non-interest bearing demand promissory note of the company. The company issued approximately 73 million exchangeable shares and $50 million cash to the subsidiary of the partnership to settle the $271 million non-interest bearing demand promissory note along with the approximately $1.9 billion of non-interest bearing demand promissory notes issued in November 2021. The subsidiary of the partnership then distributed the exchangeable shares to Brookfield Business L.P. (“Holding LP”).
    Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Holding LP (the “Holding LP Distribution”) of the exchangeable shares to all the holders of its equity units. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within the group) received approximately 35 million exchangeable shares and (ii) the partnership received approximately 38 million exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company. The class C shares entitle the partnership to all of the residual value in the company after payment in full of the amount due to holders of exchangeable shares and class B shares.
    Holders of exchangeable shares held an aggregate 25% voting interest in the company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 16% voting interest in the company. Holders of exchangeable shares, excluding Brookfield, held an approximate 9% aggregate voting interest in the company. Together, Brookfield and Brookfield Business Partners held an approximate 91% voting interest in the company.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    The following describes the agreements resulting from the special distribution:
(i)Class A exchangeable subordinate voting shares
    At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one LP Unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP Unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
    The company has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
    The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.
(ii)Class B shares and class C shares
    At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of an LP Unit. Due to this cash redemption feature, both class B shares and class C shares will be classified as financial liabilities. However, the class C shares, the most subordinated class of all of the company’s common shares, meet certain qualifying criteria and will be presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial instruments: presentation (“IAS 32”).
(iii)Credit facilities
    The company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility will permit the company to borrow up to $1 billion from Brookfield Business Partners and the other will permit Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
(iv)Equity commitment
    Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided by (i) in the case of a subscription for class C shares, the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, or (ii) in the case of a subscription for preferred shares, $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
(v)Other arrangements with Brookfield
    Wholly-owned subsidiaries of Brookfield provide management services to the company pursuant to the partnership’s existing master services agreement, or the Master Services Agreement. There was no change in how the base management fee and incentive distribution fees are calculated as a result of the special distribution. The company is responsible for reimbursing the partnership for its proportionate share of the total base management fee. The company’s proportionate share of the base management fee is calculated on the basis of the value of the company’s business relative to that of the partnership.
    Further details of the Master Services Agreements are described in Note 21.
(vi)Credit guarantee agreement
    A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of the partnership under the partnership’s $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
    The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the annual audited financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
    The unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the company and authorized for issue on November 7, 2022.
(b)Basis of presentation
    These unaudited interim condensed consolidated financial statements should be read in conjunction with the company’s December 31, 2021 audited financial statements. The unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited financial statements, unless otherwise noted.
    The results reported in these unaudited interim condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
    All figures are presented in millions of U.S. dollars, unless otherwise noted.
    The unaudited interim condensed consolidated financial statements have been prepared on the basis of historical cost. Cost is recorded based on the fair value of the consideration given in exchange for assets.
    In advance of the special distribution, interests in the company’s operating businesses were transferred to the business on November 29, 2021 (“BBUC reorganization”). For the periods prior to the BBUC reorganization, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to the company. During this period, all of the assets and liabilities presented were controlled by the partnership. Subsequent to the BBUC reorganization, the assets and liabilities were transferred to the company at their carrying values. All intercompany balances, transactions, revenues and expenses within the company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. These allocated general corporate costs are being recognized in general and administrative expenses on the consolidated statements of operating results. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect the company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented.
    Subsequent to the BBUC reorganization, the company is no longer allocated general corporate expenses of the parent company.
Consolidation
    These unaudited interim condensed consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

Earnings per Share
    The company’s basic and diluted earnings per share have not been presented in the unaudited interim condensed consolidated financial statements. As outlined in Note 6, exchangeable shares and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned note for further details.
(i)Critical accounting judgements and measurement uncertainty
    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
(c)Continuity of interests
    As described above, the company was established on June 21, 2021 by the partnership. As part of the BBUC reorganization, the partnership contributed the businesses and a related receivable to the company in exchange for $1.9 billion of non-interest bearing demand promissory notes of the company and approximately 7 million common shares of the company. The partnership directly and indirectly controlled the company prior to the BBUC reorganization and continues to control the company subsequent to the BBUC reorganization through its interests in the company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the company. In accordance with the company’s and the partnership’s accounting policy for business combinations under common control, the company has reflected the businesses in the consolidated statements of financial position and financial performance using the partnership’s carrying values prior to the BBUC reorganization.
    To reflect this continuity of interests, these unaudited interim condensed consolidated financial statements provide comparative information of the company for the periods prior to the BBUC reorganization, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to the company have been reflected prospectively from the date of the contribution and have not been reflected in the results of operations or financial position of the company prior to the BBUC reorganization, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to the BBUC reorganization is presented based on the historical financial information for the company as previously reported by the partnership. For the period after the BBUC reorganization, the results are based on the actual results of the company, including the impact of contractual relationships created or modified in association with the contribution of the businesses to the company. As the partnership holds all of the class C shares of the company, which is the only class of shares of the company presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after the BBUC reorganization.
(d)New accounting policies adopted
    The company has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
    These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
    The company adopted these amendments on January 1, 2022 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
    The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
    The company adopted this amendment on January 1, 2022 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
(e)Future changes in accounting policies
(i)Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
    The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
(ii)Amendment to IAS 12 – Income taxes (“IAS 12”)
    The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendment to IAS 12 applies to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
    There are currently no other future changes to IFRS with potential impact on the company.
NOTE 3. ACQUISITION OF BUSINESSES
    When determining the basis of accounting for the company’s investees, the company evaluates the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the company has power over the acquired entities and an ability to use its power to affect the returns of these entities.
    The company accounts for business combinations using the acquisition method of accounting, pursuant to which the consideration transferred for acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the nine months ended September 30, 2022
Business services
    CDK Global, Inc. (“CDK Global”)
    On July 6, 2022, the company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. The company received 100% of the voting rights, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
    Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $4.8 billion were acquired as part of the transaction, comprising customer relationships, trademarks, and developed technology. Other items included $296 million of cash and cash equivalents, $1.1 billion of deferred tax liabilities, $72 million of borrowings and $138 million of net other liabilities. Transaction costs of approximately $15 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results. Non-controlling interests of $81 million was recognized and measured at fair value.
    The company’s results from operations for the period ended September 30, 2022 include revenues of $436 million and $20 million of net loss attributable to the company from the acquisition. If the acquisition had been effective January 1, 2022, the company would have recorded revenues of $1.4 billion and a net loss of $119 million attributable to the company for the nine months ended September 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

Infrastructure services
    BHI Energy
    In May 2022, the company’s nuclear technology services operations acquired 100% economic interest in BHI Energy for total consideration of $741 million. The company received 100% of voting rights, which provided the company with control, and accordingly, the company has consolidated the business for financial reporting purposes.
    The acquisition contributed $385 million of intangible assets, $21 million of cash and cash equivalents, $148 million of net other assets and $73 million of deferred tax liabilities. Goodwill of $260 million, of which $68 million was deductible for tax purposes was recognized and represents growth the nuclear technology services operations expect to experience from the operations. Transaction costs of approximately $8 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
    The company’s results from operations for the period ended September 30, 2022 include revenues of $313 million and net loss of $12 million attributable to the company from the acquisition. If the acquisition had been effective January 1, 2022, the company would have recorded revenues of $808 million and net loss of $13 million attributable to the company for the nine months ended September 30, 2022.
    Spanish engineering and outages services business
    In March 2022, the company’s nuclear technology services operations closed the acquisition of a Spanish engineering and outage services business for cash consideration of $23 million, subject to purchase price adjustments, and accounted for the transaction as a business combination under IFRS 3, Business combinations.
(b)Acquisitions completed in 2021
    There were no significant acquisitions during the year ended December 31, 2021.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following table provides the details of financial instruments and their associated financial instrument classifications as at September 30, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$883	$883
Accounts and other receivable, net (current and non-current)	—	—	2,616	2,616
Other assets (current and non-current) (1)	—	—	420	420
Financial assets (current and non-current) (2)	20	325	266	611
Total	$20	$325	$4,185	$4,530
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$15	$38	$4,256	$4,309
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	13,247	13,247
Exchangeable and class B shares (4)	—	—	1,420	1,420
Total	$15	$38	$18,923	$18,976
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $1,038 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Excludes provisions, decommissioning liabilities, deferred revenues, work in progress and post-employment benefits of $2,924 million.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b), the class C shares meet certain qualifying criteria and are presented as equity in accordance with IAS 32. See to Note 20 for additional information.
    Included in cash and cash equivalents as at September 30, 2022 is $636 million of cash (December 31, 2021: $704 million) and $247 million of cash equivalents (December 31, 2021: $190 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$894	$894
Accounts and other receivable, net (current and non-current)	—	—	2,281	2,281
Other assets (current and non-current) (1)	—	—	427	427
Financial assets (current and non-current) (2)	1	84	264	349
Total (3)	$1	$84	$3,866	$3,951
Financial liabilities
Accounts payable and other (2) (4)	$4	$90	$4,158	$4,252
Non-recourse borrowings in subsidiaries of the company (current and non-current)	—	—	5,246	5,246
Total	$4	$90	$9,404	$9,498
____________________________________
(1)Excludes prepayments, other assets and assets held for sale of $493 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $1,392 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenues, work in progress and post-employment benefits of $2,939 million.
(a)Hedging activities
Net investment hedges
    The company uses foreign exchange derivative contracts to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2022, a pre-tax net gain of $65 million and $152 million, respectively (September 30, 2021: pre-tax net gain of $34 million and $58 million, respectively), was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2022, there was a derivative asset balance of $49 million (December 31, 2021: $30 million) and derivative liability balance of $8 million (December 31, 2021: $13 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
    The company uses foreign exchange contracts and option contracts to hedge highly probable future transactions and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2022, a pre-tax net gain of $123 million and $257 million, respectively (September 30, 2021: pre-tax net gain of $6 million and $37 million, respectively), was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2022, there was a derivative asset balance of $276 million (December 31, 2021: $54 million) and a derivative liability balance of $30 million (December 31, 2021: $76 million) relating to the derivative contracts designated as cash flow hedges.
    Other derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Fair value hierarchical levels – financial instruments
    Level 3 assets and liabilities measured at fair value on a recurring basis include $15 million (December 31, 2021: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    There were no transfers between levels during the three and nine months ended September 30, 2022. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2022 and December 31, 2021:

	September 30, 2022			December 31, 2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Derivative assets	$—	$332	$—	$—	$85	$—
Other financial assets	13	—	—	—	—	—
	$13	$332	$—	$—	$85	$—
Financial liabilities
Derivative liabilities	$—	$38	$—	$—	$94	$—
Other financial liabilities	—	—	15	—	—	—
	$—	$38	$15	$—	$94	$—
    The following table presents the change in the balance of financial liabilities classified as Level 3 as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of period	$—	$—
Additions	15	—
Balance at end of period	$15	$—
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Restricted cash	$45	$47
Derivative assets	116	40
Loans and notes receivable	3	1
Total current	$164	$88
Non-current
Restricted cash	$210	$209
Derivative assets	216	45
Loans and notes receivable	8	7
Other financial assets	13	—
Total non-current	$447	$261

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 6. EXCHANGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
    The exchangeable shares and the class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, the exchangeable shares and the class B shares were recognized at their fair value. Subsequent to initial recognition, the exchangeable shares and the class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one LP Unit.
    During the nine months ended September 30, 2022, there were 52,499 exchangeable shares exchanged for LP Units. As at September 30, 2022, the exchangeable shares and the class B shares were remeasured to reflect the closing price of one LP Unit, $19.46 per share. Remeasurement gains or losses associated with these shares are recorded within remeasurement of exchangeable and class B shares in the unaudited interim condensed consolidated statements of operating results. During the nine months ended September 30, 2022, $9 million of dividends were declared and paid on the outstanding exchangeable shares of the company.
    The following table provides a continuity schedule of outstanding exchangeable shares, and the class B shares, along with the carrying value of the corresponding liability and remeasurement gains and losses:

(US$ MILLIONS, except as noted)	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable shares and class B shares
Balance at January 1, 2022	—	—	$—
Share issuance	73,088,510	1	2,077
Converted to class C shares	(80,425)	—	(2)
Shares exchanged to LP Units	(52,499)	—	(1)
Remeasurement (gains) losses	—	—	(654)
Balance at September 30, 2022	72,955,586	1	$1,420
    Similar to the exchangeable shares and class B shares, the class C shares are classified as liabilities due to their cash redemption feature. However, the class C shares, the most subordinated class of all the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 20 for further details related to class C shares.
NOTE 7. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current, net	$1,767	$1,602
Non-current, net
Accounts receivable	105	46
Retainer on customer contract	87	61
Billing rights	657	572
Total non-current, net	$849	$679
Total	$2,616	$2,281
    Non-current billing rights represent unbilled rights from the company’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
    The company’s construction operations has a retention balance, which comprised amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at September 30, 2022 was $135 million (December 31, 2021: $231 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 8. INVENTORY, NET

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Raw materials and consumables	$252	$245
Work in progress	148	139
Finished goods and other	200	196
Carrying amount of inventories	$600	$580
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Work in progress (1)	$420	$427
Prepayments and other assets	399	274
Assets held for sale (2)	285	1
Total current	$1,104	$702
Non-current
Prepayments and other assets	354	218
Total non-current	$354	$218
____________________________________
(1)See Note 15 for additional information.
(2)Includes certain assets at the company’s nuclear services technology operations related to BHI Energy which were classified as assets held for sale at September 30, 2022.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$4,820	$4,917
Additions (cash and non-cash)	216	315
Dispositions	(44)	(155)
Acquisitions through business combinations (1)	167	—
Assets reclassified as held for sale	(79)	(3)
Foreign currency translation and other	(615)	(254)
Balance at end of period	$4,465	$4,820
Accumulated depreciation
Balance at beginning of period	$(784)	$(599)
Depreciation expense	(255)	(341)
Dispositions	30	138
Assets reclassified as held for sale	7	(14)
Foreign currency translation and other	75	32
Balance at end of period	$(927)	$(784)
Net book value (2)	$3,538	$4,036
____________________________________
(1)See Note 3 for additional information.
(2)Includes right-of-use assets of $386 million as at September 30, 2022 (December 31, 2021: $409 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 11. INTANGIBLE ASSETS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$5,087	$4,990
Additions	305	290
Dispositions	—	(2)
Acquisitions through business combinations (1)	5,212	—
Assets reclassified as held for sale	(140)	—
Foreign currency translation	(19)	(191)
Balance at end of period	$10,445	$5,087
Accumulated amortization
Balance at beginning of period	$(861)	$(625)
Amortization expense	(356)	(262)
Dispositions	—	2
Assets reclassified as held for sale	20	—
Foreign currency translation	18	24
Balance at end of period	$(1,179)	$(861)
Net book value	$9,266	$4,226
____________________________________
(1)See Note 3 for additional information.
NOTE 12. GOODWILL

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of year	$2,216	$2,331
Acquisitions through business combinations (1)	4,851	6
Assets reclassified as held for sale	(13)	—
Foreign currency translation	(248)	(121)
Balance at end of period	$6,806	$2,216
____________________________________
(1)See Note 3 for additional information.
NOTE 13. EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balance at beginning of year	$70	$73
Acquisitions through business combinations	184	—
Additions	—	1
Share of net income	6	5
Distributions received	(12)	(4)
Foreign currency translation	(2)	(5)
Balance at end of period	$246	$70

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Current
Accounts payable	$1,165	$1,360
Accrued and other liabilities (1)	883	410
Lease liabilities	73	68
Financial liabilities (2)	122	126
Work in progress (3)	1,263	1,397
Provisions and decommissioning liabilities	273	355
Liabilities associated with assets held for sale	32	—
Total current	$3,811	$3,716
Non-current
Accounts payable	$64	$84
Accrued and other liabilities (1)	623	520
Lease liabilities	384	401
Financial liabilities (2)	1,569	1,787
Work in progress (3)	4	1
Provisions and decommissioning liabilities	778	682
Total non-current	$3,422	$3,475
____________________________________
(1)Includes post-employment benefits of $436 million ($6 million current and $430 million non-current) as at September 30, 2022, and $446 million ($14 million current and $432 million non-current) as at December 31, 2021.
(2)Includes financial liabilities of $1,562 million ($59 million current and $1,503 million non-current) as at September 30, 2022, and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(3)See Note 15 for additional information.

In May 2021, the Australian Taxation Office (“ATO”) provided the company’s healthcare services operations with conclusions of an internal ATO review related to a historical tax matter. The company’s healthcare services operations disagreed with the conclusions and lodged an objection with the ATO in August 2021. In September 2022, the matter was resolved and settled.
NOTE 15. CONTRACTS IN PROGRESS
    A summary of the company’s contracts in progress is presented below:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Contract costs incurred to date	$19,591	$21,290
Profit recognized to date (less recognized losses)	1,892	1,760
	21,483	23,050
Less: progress billings	(22,330)	(24,021)
Contract work in progress (liability)	$(847)	$(971)
Comprising:
Amounts due from customers – work in progress	$420	$427
Amounts due to customers – creditors	(1,267)	(1,398)
Net work in progress	$(847)	$(971)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 16. BORROWINGS
    Current and non-current non-recourse borrowings in subsidiaries of the company as at September 30, 2022 were $460 million and $12,787 million, respectively (December 31, 2021: $53 million and $5,193 million, respectively). Non-recourse borrowings in subsidiaries of the company include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
    The company has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities, and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
    The company’s operations are currently in compliance with all material covenant requirements and the company continues to work with its subsidiaries to monitor performance against such covenant requirements.
NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Business Partners

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(440)	$32	$(408)
Other comprehensive income (loss)	(85)	121	36
Balance as at September 30, 2022	$(525)	$153	$(372)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(371)	$(84)	$(455)
Other comprehensive income (loss)	(62)	37	(25)
Balance as at September 30, 2021	$(433)	$(47)	$(480)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 18. DIRECT OPERATING COSTS
    The company has no key employees or directors and does not remunerate key management personnel. Details of the allocations of costs incurred by Brookfield on behalf of the company are disclosed in Note 21. Key decision makers of the company are all employees of the ultimate parent company or its subsidiaries, which provides management services under the Master Services Agreement with Brookfield.
    Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Inventory costs	$277	$322	$778	$991
Subcontractor and consultant costs	715	771	2,132	2,408
Concession construction materials and labor costs	79	61	239	145
Depreciation and amortization expense	306	149	611	451
Compensation	909	631	2,214	1,914
Other direct costs	318	228	765	697
Total	$2,604	$2,162	$6,739	$6,606
    Expected credit loss provisions on financial assets are included within other direct costs.
NOTE 19. REVENUES
(a)Revenues by type
    The following tables summarize the company’s segment revenues by type of revenue for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$1,707	$976	$219	$2,902
Other revenues	3	—	—	3
Total revenues	$1,710	$976	$219	$2,905

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$4,230	$2,577	$644	$7,451
Other revenues	23	—	—	23
Total revenues	$4,253	$2,577	$644	$7,474

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    The following tables below summarize the company’s segment revenues by type of revenue for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$1,377	$780	$176	$2,333
Other revenues	7	—	—	7
Total revenues	$1,384	$780	$176	$2,340

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$4,331	$2,382	$439	$7,152
Other revenues	9	—	—	9
Total revenues	$4,340	$2,382	$439	$7,161
(b)Timing of recognition of revenues from contracts with customers
    The following tables below summarize the company’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$568	$521	$138	$1,227
Services transferred over a period of time	1,139	455	81	1,675
Total revenues from contracts with customers	$1,707	$976	$219	$2,902

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,505	$1,182	$400	$3,087
Services transferred over a period of time	2,725	1,395	244	4,364
Total revenues from contracts with customers	$4,230	$2,577	$644	$7,451
    The following tables below summarize the company’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$499	$365	$114	$978
Services transferred over a period of time	878	415	62	1,355
Total revenues from contracts with customers	$1,377	$780	$176	$2,333

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$1,523	$1,027	$290	$2,840
Services transferred over a period of time	2,808	1,355	149	4,312
Total revenues from contracts with customers	$4,331	$2,382	$439	$7,152
(c)    Revenues by geography
    The following tables below summarize the company’s segment revenues by geography for revenues from contracts with customers for the three and nine months ended September 30, 2022:

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$179	$45	$—	$224
United States of America	403	637	—	1,040
Europe	—	175	—	175
Australia	1,071	—	—	1,071
Brazil	—	6	219	225
Other	54	113	—	167
Total revenues from contracts with customers	$1,707	$976	$219	$2,902
Other revenues	3	—	—	3
Total revenues	$1,710	$976	$219	$2,905

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$512	$134	$—	$646
United States of America	403	1,453	—	1,856
Europe	—	628	—	628
Australia	3,205	—	—	3,205
Brazil	—	12	644	656
Other	110	350	—	460
Total revenues from contracts with customers	$4,230	$2,577	$644	$7,451
Other revenues	23	—	—	23
Total revenues	$4,253	$2,577	$644	$7,474

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    The following tables below summarize the company’s segment revenues by geography for revenues from contracts with customers for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$251	$56	$—	$307
United States of America	—	448	—	448
Europe	—	176	—	176
Australia	1,083	—	—	1,083
Brazil	—	5	176	181
Other	43	95	—	138
Total revenues from contracts with customers	$1,377	$780	$176	$2,333
Other revenues	7	—	—	7
Total revenues	$1,384	$780	$176	$2,340

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$814	$167	$—	$981
United States of America	—	1,132	—	1,132
Europe	—	663	—	663
Australia	3,309	—	—	3,309
Brazil	—	13	439	452
Other	208	407	—	615
Total revenues from contracts with customers	$4,331	$2,382	$439	$7,152
Other revenues	9	—	—	9
Total revenues	$4,340	$2,382	$439	$7,161
NOTE 20. EQUITY
    The following table provides a continuity of the company’s outstanding common equity:

	Class C shares
(US$ MILLIONS, except as noted)	Shares outstanding (Shares)	Share capital
Balance at January 1, 2022	—	$—
Share issuance	25,853,695	735
Converted from exchangeable shares	80,425	2
Balance at September 30, 2022	25,934,120	$737
    In connection with the special distribution, the company issued approximately 73 million exchangeable shares, 1 class B share and approximately 26 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, the class C shares, the most subordinated of all of the company’s classes of common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 6 for further details related to exchangeable shares and class B shares.
    The value of share capital, which relates to the class C shares, is determined based on the opening price of an LP Unit, $28.41 on March 15, 2022, the date of the special distribution.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 21. RELATED PARTY TRANSACTIONS
    In the normal course of operations, the company entered into the transactions below with related parties. The ultimate parent of the company is Brookfield Asset Management. Other related parties of the company represent Brookfield’s subsidiaries and operating entities.
Prior to the BBUC reorganization, the company’s consolidated financial statements include general corporate expenses of the parent company which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in the company’s consolidated statements of operating results. Key decision makers of the company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
    Subsequent to the BBUC reorganization, the company is no longer allocated general corporate expenses of the parent company. Following the completion of the special distribution, the functions which the allocated general corporate expenses related to will be provided through the amended and restated master services agreement, among the Service Recipients (as defined therein), Brookfield, the Service Providers (as defined therein) and others.
    Since inception, the partnership has had a management agreement (the “Master Services Agreement”) with a subsidiary of Brookfield (the “Service Provider”).
    Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and company. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding LP Units (assuming full conversion of the redemption-exchange units into LP Units), plus the value of securities of the other recipients of services under the Master Services Agreement (including exchangeable shares), plus all outstanding debt with recourse to recipients of services under the Master Services Agreement, less all cash held by such entities.
    The company reimburses the partnership for its proportionate share of the base management fee. The base management fee attributable to the company for the three and nine months ended September 30, 2022 was $5 million and $10 million, respectively. The expense related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated statements of operating results.
An integral part of the group’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the group’s profile. In the normal course of business, the group and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the group, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the group’s best interests.
    Brookfield has entered into indemnity agreements with the company related to certain projects in the Middle East region. Under these indemnity agreements, Brookfield has agreed to indemnify or refund the company, as appropriate, for the receipt of payments relating to such projects.
    The partnership and the company have a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of the company or the partnership. The preferred equity securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the company completes asset sales, financings or equity issuances. As at September 30, 2022, the amount subscribed from the company was $nil and the amount subscribed from the partnership was $750 million.
    As discussed in Note 1(b), prior to the special distribution, the company entered into two credit agreements with Brookfield Business Partners, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within the group. The credit facility will permit the company to borrow up to $1 billion from Brookfield Business Partners and the other will permit Brookfield Business Partners to borrow up to $1 billion from the company. Each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

    In connection with the special distribution, Brookfield Business Partners provided the company an equity commitment in the amount of $2 billion. The equity commitment may be called by the company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Business Partners, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which the exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, by $25.00 per share. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Business Partners continues to control the company and has the ability to elect a majority of the Board of Directors.
    A wholly-owned subsidiary of the company fully and unconditionally guaranteed the obligations of the partnership under the partnership’s $2.3 billion bilateral credit facilities with global banks and its $1 billion revolving acquisition credit facility with Brookfield.
    The following table summarizes other transactions and balances the company has entered into with related parties:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Transactions during the period
Revenues (1)	$47	$77	$171	$356
____________________________________
(1)Within the business services segment, the company provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Balances at end of period
Accounts and other receivable, net	$106	$106
Accounts payable and other	27	5
Loan payable to Brookfield Business Partners (1)	—	1,860
____________________________________
(1) On November 29, 2021, the company issued a non-interest bearing demand promissory note of $1,860 million to a subsidiary of the partnership in connection with the BBUC reorganization, which has been fully repaid. See Note 1 for additional details.
NOTE 22. DERIVATIVE FINANCIAL INSTRUMENTS
    The company’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk and other price risks. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
    The aggregate fair values of the company’s derivative financial instruments are as follows:

	September 30, 2022		December 31, 2021
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$122	$39	$65	$22
Interest rate derivatives	210	—	20	72
Total	$332	$39	$85	$94
Total current	$116	$20	$40	$19
Total non-current	$216	$19	$45	$75

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 23. SEGMENT INFORMATION
    The company’s operations are organized into three operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of assessing its performance. The key measure used by the CODM in assessing the performance of the company is adjusted net operating income. Adjusted net operating income is calculated as revenues less direct operating costs (excluding depreciation and amortization expense), less general and administrative expenses of the operating businesses.
    The following tables provide each segment’s results in the format that the CODM organizes reporting segments to assess performance. The tables below reconcile to the IFRS unaudited interim condensed consolidated statements of operating results.

	Three Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$1,710	$976	$219	$2,905
Direct operating costs (1)	(1,387)	(763)	(148)	(2,298)
General and administrative expenses (2)	(46)	(69)	(7)	(122)
Adjusted net operating income	277	144	64	485
Unallocated corporate expenses (2)				(7)
Depreciation and amortization expense (1)				(306)
Interest income (expense), net				(248)
Equity accounted income (loss), net				3
Remeasurement of exchangeable and class B shares				126
Other income (expense), net				(43)
Income (loss) before income tax				10
Income tax (expense) recovery:
Current				(27)
Deferred				48
Net income (loss)				$31
Attributable to:
Brookfield Business Partners				92
Non-controlling interests				(61)
Net income (loss)				$31
____________________________________
(1)The sum of these amounts equates to direct operating costs of $2,604 million as per the unaudited interim condensed consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $129 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$4,253	$2,577	$644	$7,474
Direct operating costs (1)	(3,711)	(1,983)	(434)	(6,128)
General and administrative expenses (2)	(101)	(134)	(20)	(255)
Adjusted net operating income	441	460	190	1,091
Unallocated corporate expenses (2)				(14)
Depreciation and amortization expense (1)				(611)
Interest income (expense), net				(488)
Equity accounted income (loss), net				6
Remeasurement of exchangeable and class B shares				654
Other income (expense), net				(110)
Income (loss) before income tax				528
Income tax (expense) recovery:
Current				(60)
Deferred				450
Net income (loss)				$918
Attributable to:
Brookfield Business Partners				717
Non-controlling interests				201
Net income (loss)				$918
____________________________________
(1)The sum of these amounts equates to direct operating costs of $6,739 million as per the unaudited interim condensed consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $269 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Three Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$1,384	$780	$176	$2,340
Direct operating costs (1)	(1,273)	(622)	(118)	(2,013)
General and administrative expenses (2)	(29)	(30)	(8)	(67)
Adjusted net operating income	82	128	50	260
Unallocated corporate expenses (2)				(7)
Depreciation and amortization expense (1)				(149)
Interest income (expense), net				(106)
Equity accounted income (loss), net				2
Other income (expense), net				(19)
Income (loss) before income tax				(19)
Income tax (expense) recovery:
Current				(9)
Deferred				7
Net income (loss)				$(21)
Attributable to:
Brookfield Business Partners				1
Non-controlling interests				(22)
Net income (loss)				$(21)
____________________________________
(1)The sum of these amounts equates to direct operating costs of $2,162 million as per the unaudited interim condensed consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $74 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

	Nine Months Ended September 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues	$4,340	$2,382	$439	$7,161
Direct operating costs (1)	(4,001)	(1,870)	(284)	(6,155)
General and administrative expenses (2)	(83)	(90)	(22)	(195)
Adjusted net operating income	256	422	133	811
Unallocated corporate expenses (2)				(21)
Depreciation and amortization expense (1)				(451)
Interest income (expense), net				(305)
Equity accounted income (loss), net				3
Other income (expense), net				(46)
Income (loss) before income tax				(9)
Income tax (expense) recovery:
Current				(40)
Deferred				21
Net income (loss)				$(28)
Attributable to:
Brookfield Business Partners				—
Non-controlling interests				(28)
Net income (loss)				$(28)
____________________________________
(1)The sum of these amounts equates to direct operating costs of $6,606 million as per the unaudited interim condensed consolidated statements of operating results.
(2)The sum of these amounts equates to general and administrative expenses of $216 million as per the unaudited interim condensed consolidated statements of operating results.
Segment Assets
    For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets attributable to each segment.
    The following tables summarize the company’s assets by reportable operating segment as at September 30, 2022 and December 31, 2021:

	As at September 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Other	Total
Total assets	$16,719	$6,454	$3,409	$21	$26,603

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Other	Total
Total assets	$7,122	$5,762	$3,036	$—	$15,920

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Interest paid	$311	$229
Income taxes paid (received)	46	69
    Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
    Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Accounts receivable	$244	$(9)
Inventory	(44)	110
Prepayments and other	(54)	(14)
Accounts payable and other	(599)	(141)
Changes in non-cash working capital, net	$(453)	$(54)
NOTE 25. SUBSEQUENT EVENTS
(a)Distribution
    On November 3, 2022 the Board of Directors declared a quarterly distribution in the amount of $0.0625 per exchangeable share, payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022.
(b)Sale of Nuclear Technology Services Operations
    On October 11, 2022, the company reached an agreement to sell its nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions. The financial results of the nuclear technology services operations are included in the infrastructure services segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
    The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Business Corporation (our “company”). This MD&A is dated November 7, 2022 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Business Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual financial statements. Additional information is available on our website at bbu.brookfield.com/bbuc/overview, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.
    The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“LP Units”) of Brookfield Business Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Business Partners”) (NYSE: BBU; TSX: BBU.UN). We believe economic equivalence is achieved through targeting identical dividends and distributions on the exchangeable shares and the partnership’s LP Units and each exchangeable share being exchangeable at the option of the holder for one LP Unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s LP Units and the combined business performance of our company and Brookfield Business Partners as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bbu.brookfield.com. The information found on, or accessible through, https:// bbu.brookfield.com is not incorporated into and does not form a part of this MD&A.
    In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.

Cautionary Statement Regarding Forward-Looking Statements and Information
    This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
    Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
    Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the impact or unanticipated impact of general economic, political and market factors in the countries and industries in which we do business; including as a result of recessionary factors, rising interest rates, inflation and supply chain issues, as well as the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our 2021 Annual Report);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;

•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section in our 2021 Annual Report.
    We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
    For a more comprehensive list of risks and uncertainties, please refer to our 2021 Annual Report under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Continuity of Interests
    On November 29, 2021, a subsidiary of the partnership transferred its direct and indirect interests in healthcare services operations, constructions operations, water and wastewater operations, and a portion of its indirect interest in nuclear technology services operations (collectively, the “Business”) to our company (the “BBUC reorganization”). The partnership directly and indirectly controlled the Business prior to November 29, 2021 and continues to control the Business through its interests in our company. Accordingly, our company and its financial position and results of operations have been reflected using the partnership’s historical carrying values.
    To reflect this continuity of interests, this MD&A provides comparative information of our company for the periods prior to the acquisition of the Business. Accordingly, the financial information for the periods prior to November 29, 2021 are presented based on the historical financial information for our company as previously reported by the partnership. For the period after acquisition of the Business from the partnership, the results are based on the actual results of our company. As the partnership holds all of the class C shares of our company, net income and equity attributable to common equity have been allocated to the partnership prior to and after the acquisition of the Business.
Basis of Presentation
    The unaudited interim condensed consolidated financial statements of the company have been prepared in accordance with IFRS as issued by the IASB. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of our company and its consolidated subsidiaries, which are the entities over which our company has control.
    For the periods prior to the BBUC Reorganization, the financial statements include a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that were contributed to our company. Effective November 29, 2021, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to, or the benefit received by, our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
    Subsequent to the acquisition of the Business, our company is no longer allocated general corporate expenses of the partnership. In connection with the completion of the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services currently provided to the partnership by the Service Providers. Our company is responsible for reimbursing the partnership for its proportionate share of the base management fee paid for by the partnership pursuant to the Master Services Agreement.

Overview of Our Company
    Our company is a Canadian corporation established by Brookfield Business Partners as an alternative vehicle for investors who prefer investing in our group’s operations through a corporate structure. Each exchangeable share of our company is exchangeable at the option of the holder for one LP Unit of the partnership or its cash equivalent and structured with the intention of providing an economic return equivalent to one LP Unit. Through our operating subsidiaries, we own and operate high-quality services and industrial operations that benefit from barriers to entry and/or are low-cost producers. We seek to build value by pursuing an operations-oriented approach to enhancing cash flows and opportunistically recycling capital to grow our existing operations and make new acquisitions. We strive to ensure that all our operations have a clear, concise business strategy built on competitive advantages, while focusing on profitability and the sustainability of cash flows.
Operating Segments
    We have three operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including healthcare services, construction services and dealer software and technology services;
ii.Infrastructure services, including nuclear technology services; and
iii.Industrials, including water and wastewater operations.
    The tables below provide a breakdown of total assets of $26.6 billion as at September 30, 2022 and revenues of $7.5 billion for the nine months ended September 30, 2022 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2022	September 30, 2022
Business services	$16,719	$4,253
Infrastructure services	6,454	2,577
Industrials	3,409	644
Other	21	—
Total	$26,603	$7,474

Regions	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2022	September 30, 2022
United Kingdom	$868	$646
United States of America	15,084	1,856
Europe	973	628
Australia	5,180	3,226
Canada	306	150
Brazil	3,421	655
Other	771	313
Total	$26,603	$7,474
Business services
    Our healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 39 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity. The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.

    Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. A smaller part of our construction operations include construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.
    We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
    On July 6, 2022, together with institutional partners, we completed the acquisition of CDK Global Inc., a leading provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.3 billion, funded with debt and equity. We expect our economic interest to be 20% for equity consideration of approximately $700 million following the finalization of syndications to our institutional partners.
Infrastructure services
    Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of its useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
    In May 2022, the business completed its acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business. In September 2022, the business entered into an agreement to sell BHI’s power delivery business which is anticipated to close in the fourth quarter of 2022.
    On October 11, 2022, we entered into an agreement to sell our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction. The transaction is expected to close in the second half of 2023, subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions.
Industrials
    Our water and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, private public partnership and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.

Unaudited Interim Condensed Consolidated Results of Operations
    The table below summarizes our results of operations for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Revenues	$2,905	$2,340	$7,474	$7,161
Direct operating costs	(2,604)	(2,162)	(6,739)	(6,606)
General and administrative expenses	(129)	(74)	(269)	(216)
Interest income (expense), net	(248)	(106)	(488)	(305)
Equity accounted income (loss), net	3	2	6	3
Remeasurement of exchangeable and class B shares	126	—	654	—
Other income (expense), net	(43)	(19)	(110)	(46)
Income (loss) before income tax	10	(19)	528	(9)
Income tax (expense) recovery
Current	(27)	(9)	(60)	(40)
Deferred	48	7	450	21
Net income (loss)	$31	$(21)	$918	$(28)
Attributable to:
Brookfield Business Partners	$92	$1	$717	$—
Non-controlling interests	(61)	(22)	201	(28)
Net income (loss)	$31	$(21)	$918	$(28)
Comparison of the three and nine months ended September 30, 2022 and 2021
    For the three months ended September 30, 2022, net income was $31 million, with $92 million of net income attributable to Brookfield Business Partners. For the three months ended September 30, 2021, net loss was $21 million, with $1 million of net income attributable to Brookfield Business Partners. Net income increased primarily due to the remeasurement gains recognized on exchangeable and class B shares which are classified as liabilities in accordance with IFRS.
    For the nine months ended September 30, 2022, net income was $918 million, with $717 million of net income attributable to Brookfield Business Partners. For the nine months ended September 30, 2021, net loss was $28 million, with $nil of net loss attributable to Brookfield Business Partners. The increase was primarily due to the same factor described above.
Revenues
    For the three months ended September 30, 2022, revenues increased by $565 million to $2,905 million, compared to $2,340 million for the three months ended September 30, 2021. Revenues from our business services segment increased by $326 million, primarily due to contributions from our recently acquired dealer software and technology services operations. Revenues from our infrastructure services segment increased by $196 million, primarily due to contribution from an add-on acquisition in our nuclear technology services operations. Revenues from our industrials segment increased by $43 million, primarily due to contributions from recently constructed concession assets and higher pricing due to the inflation indexation of our contracts at our water and wastewater operations.
    For the nine months ended September 30, 2022, revenues increased by $313 million to $7,474 million, compared to $7,161 million for the nine months ended September 30, 2021. The increase was primarily due to the same factors described above.
Direct operating costs
    For the three months ended September 30, 2022, direct operating costs increased by $442 million to $2,604 million, compared to $2,162 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recently acquired dealer software and technology services operations, combined with contributions from an add-on acquisition in our nuclear technology services operations.

    For the nine months ended September 30, 2022, direct operating costs increased by $133 million to $6,739 million, compared to $6,606 million for the nine months ended September 30, 2021. The increase was primarily due to the same factors described above.
General and administrative expenses
    For the three months ended September 30, 2022, general and administrative (“G&A”) expenses, increased by $55 million to $129 million, compared to $74 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recently acquired dealer software and technology services operations, combined with contributions from an add-on acquisition in our nuclear technology services operations.
    For the nine months ended September 30, 2022, G&A expenses increased by $53 million to $269 million, compared to $216 million for the nine months ended September 30, 2021. The increase was primarily due to the same factors described above.
Summary of Results
    Total revenues and net income (loss) attributable to Brookfield Business Partners for the eight most recent quarters were as follows:

	2022			2021				2020
(US$ MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$2,905	$2,318	$2,251	$2,488	$2,340	$2,452	$2,369	$2,420
Net income (loss) attributable to Brookfield Business Partners	92	789	(164)	36	1	(12)	11	3
    Revenues vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. The majority of cyclical fluctuations are driven by our nuclear technology services operations which generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel.

Review of Consolidated Financial Position
    The following is a summary of the unaudited interim condensed consolidated statements of financial position as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	$883	$894
Financial assets	611	349
Accounts and other receivable, net	2,616	2,281
Inventory, net	600	580
Other assets	1,458	920
Property, plant and equipment	3,538	4,036
Deferred income tax assets	579	348
Intangible assets	9,266	4,226
Equity accounted investments	246	70
Goodwill	6,806	2,216
	$26,603	$15,920
Liabilities and Equity
Liabilities
Accounts payable and other	$7,233	$7,191
Loan payable to Brookfield Business Partners	—	1,860
Non-recourse borrowings in subsidiaries of the company	13,247	5,246
Exchangeable and class B shares	1,420	—
Deferred income tax liabilities	1,545	487
	$23,445	$14,784
Equity
Brookfield Business Partners	$131	$(516)
Non-controlling interests	3,027	1,652
	3,158	1,136
	$26,603	$15,920
Financial assets
    Financial assets increased by $262 million to $611 million as at September 30, 2022, compared to $349 million as at December 31, 2021. The balance comprised loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to gains on derivative assets at our nuclear technology services operations and the acquisition of our dealer software and technology services operations.
    The following table presents financial assets by segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
September 30, 2022	$169	$410	$32	$611
December 31, 2021	$72	$263	$14	$349
Accounts receivable and other, net
    Accounts receivable and other, net increased by $335 million to $2,616 million as at September 30, 2022, compared to $2,281 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations and higher billing rights in our water and wastewater operations due to construction activity.

Inventory, net
    Inventory, net increased by $20 million to $600 million as at September 30, 2022, compared to $580 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations and the add-on acquisition in our nuclear technology services operations.
Property, plant & equipment (PP&E) and intangible assets
    PP&E decreased by $498 million to $3,538 million as at September 30, 2022, compared to $4,036 million as at December 31, 2021. Acquisitions during the year contributed $167 million to PP&E, which was more than offset by the impact of foreign exchange movements of $540 million and regular depreciation and amortization of PP&E of $255 million. As at September 30, 2022, PP&E included $386 million of right-of-use assets (December 31, 2021: $409 million).
    Intangible assets increased by $5,040 million to $9,266 million as at September 30, 2022, compared to $4,226 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations which contributed $5,212 million to intangible assets, partially offset by $356 million of regular amortization of intangible assets.
    Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and equipment refurbishment, tooling and new fuel design at our nuclear technology services operations. In addition, we include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the nine months ended September 30, 2022 were $124 million and $268 million, respectively. Maintenance and growth capital expenditures for the nine months ended September 30, 2021 were $94 million and $430 million, respectively.
Goodwill
    Goodwill increased by $4,590 million to $6,806 million as at September 30, 2022, compared to $2,216 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations and the add-on acquisition in our nuclear technology services operations.
Accounts payable and other
    Accounts payable and other increased by $42 million to $7,233 million as at September 30, 2022, compared to $7,191 million as at December 31, 2021. The increase was primarily due to the acquisition of our dealer software and technology services operations, partially offset by the impact of foreign exchange movements in our healthcare services operations and construction operations.
Corporate and non-recourse borrowings
    Borrowings are discussed in “Liquidity and Capital Resources”.
Deferred income tax liabilities
    Deferred income tax liabilities increased by $1,058 million to $1,545 million as at September 30, 2022, compared to $487 million as at December 31, 2021. The increase was primarily due to the recognition of deferred tax liabilities associated with the acquisition of our dealer software and technology services operations.

Segment Analysis
    Our operations are organized into three operating segments which are regularly reviewed by the CODM for the purpose of reviewing the results of the company. The key measure used by the CODM in assessing performance is adjusted net operating income, reported in accordance with IFRS 8, Operating segments, and is calculated as revenues less direct operating costs (excluding depreciation and amortization expense), less general and administrative expenses of our operating businesses.
Business services
    The following table presents adjusted net operating income in our business services segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted net operating income	$277	$82	$441	$256
    The following table presents equity attributable to the parent company for our business services segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$16,719	$7,122
Total liabilities	12,559	5,177
Non-controlling interests	2,692	889
Equity attributable to Brookfield Business Partners	1,468	1,056
Total equity	$4,160	$1,945
Comparison of the three and nine months ended September 30, 2022 and 2021
    Adjusted net operating income in our business services segment for the three months ended September 30, 2022 was $277 million, representing an increase of $195 million compared to $82 million for the three months ended September 30, 2021. The increase was primarily due to contributions from our recently acquired dealer software and technology services operations which contributed $196 million to adjusted net operating income for the three months ended September 30, 2022. Performance of our dealer software and technology services benefited from the growth of dealer sites and increased penetration of add-on subscription service offerings. Our construction operations contributed $24 million to adjusted net operating income for the three months ended September 30, 2022, compared to $21 million for the three months ended September 30, 2021. Results during the quarter were driven by increased contributions from projects in Australia. Our healthcare services operations contributed $57 million to adjusted net operating income for the three months ended September 30, 2022, compared to $61 million for the three months ended September 30, 2021. Results in the quarter were impacted by reduced activity levels within our hospitals and overall higher operating costs in the current environment.
    Adjusted net operating income in our business services segment for the nine months ended September 30, 2022 was $441 million, representing an increase of $185 million compared to $256 million for the nine months ended September 30, 2021.
Infrastructure services
    The following table presents adjusted net operating income in our infrastructure services segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted net operating income	$144	$128	$460	$422

    The following table presents equity attributable to Brookfield Business Partners for our infrastructure services segment as at September 30, 2022 and December 31, 2021.

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$6,454	$5,762
Total liabilities	7,016	5,718
Non-controlling interests	(408)	34
Equity attributable to Brookfield Business Partners	(154)	10
Total equity	$(562)	$44
Comparison of the three and nine months ended September 30, 2022 and 2021
    Adjusted net operating income in our infrastructure services segment for the three months ended September 30, 2022 was $144 million, representing an increase of $16 million compared to $128 million for the three months ended September 30, 2021. Our nuclear technology services performed well and we believe it remains on track to deliver full year net operating income and cash flow targets.
    Adjusted net operating income in our infrastructure services segment for the nine months ended September 30, 2022 was $460 million, representing an increase of $38 million compared to $422 million for the nine months ended September 30, 2021.
Industrials
    The following table presents adjusted net operating income in our industrials segment for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted net operating income	$64	$50	$190	$133
    The following table presents equity attributable to Brookfield Business Partners for our industrials segment as at September 30, 2022 and December 31, 2021:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Total assets	$3,409	$3,036
Total liabilities	2,379	2,029
Non-controlling interests	743	729
Equity attributable to Brookfield Business Partners	287	278
Total equity	$1,030	$1,007
Comparison of the three and nine months ended September 30, 2022 and 2021
    Adjusted net operating income in our industrials segment for the three months ended September 30, 2022 was $64 million, representing an increase of $14 million compared to $50 million for the three months ended September 30, 2021. Results from our water and wastewater operations benefited from higher pricing due to the inflation indexation of our contracts.
    Adjusted net operating income in our industrials segment for the nine months ended September 30, 2022 was $190 million, representing an increase of $57 million compared to $133 million for the nine months ended September 30, 2021.

Summary Financial Information Related to the Partnership
    As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the LP Units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details, please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

(US$ MILLIONS)	Three Months Ended September 30,		Nine Months Ended September 30,
IFRS Measures	2022	2021	2022	2021
Revenues	$14,739	$12,043	$42,837	$33,107
Net income (loss)	(44)	300	$269	$2,038

(US$ MILLIONS)	As at
IFRS Measures	September 30, 2022	December 31, 2021
Total assets	$84,956	$64,219
Total liabilities	68,824	51,219
Non-controlling interests	14,798	10,748
Equity attributable to Limited Partners	1,334	2,252
Total equity	$16,132	$13,000

(US$ MILLIONS)	Three Months Ended September 30,		Nine Months Ended September 30,
Non-IFRS Measure	2022	2021	2022	2021
Adjusted EBITDA (1)	$627	$443	$1,676	$1,211
____________________________________
(1)The partnership’s definition of these non-IFRS financial measures are included within the partnership’s periodic reporting referenced in the introductory section of this MD&A.

Liquidity and Capital Resources
    Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
    Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and monetizations of businesses, and access to public and private capital markets.
    As at September 30, 2022, the outstanding non-recourse borrowings were $13,247 million compared to $5,246 million as at December 31, 2021. Non-recourse borrowings comprised the following:

(US$ MILLIONS)	September 30, 2022	December 31, 2021
Term loans	$9,434	$3,761
Project financing	1,648	518
Notes and debentures	556	835
Credit facilities (1)	1,609	132
Total non-recourse borrowings in subsidiaries	$13,247	$5,246
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
    We principally finance our assets at the operating company level with debt that is non-recourse to both our company and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from on demand to 23 years. Borrowings increased by $8,001 million between September 30, 2022 and December 31, 2021, primarily due to borrowings raised to partially fund the acquisition of our dealer software and technology operations that was completed on July 6, 2022, combined with net increased borrowings at our nuclear technology services operation and our water and wastewater operations.
    The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the company’s operations are currently in compliance with all material covenant requirements and the company continues to work with its businesses to monitor performance against such covenant requirements.
    The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. These borrowings are generally not subject to financial maintenance covenants, with the exception of certain non-recourse borrowings at our healthcare services operations and our water and wastewater operations which are subject to fixed charge coverage and leverage ratios. Our operations are currently in compliance with all other material covenant requirements, and we regularly monitor performance against such covenant requirements.
    The partnership has provided our company with an equity commitment in the amount of $2 billion in order to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
    Our company has also entered into two credit facilities with the partnership, one as borrower and one as lender, each providing for a ten-year revolving credit facility for purposes of providing our company and the partnership with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Our company may also establish credit facilities with one or more arm’s length banks. We intend to use the liquidity provided by the equity commitment and credit facilities for working capital purposes, and we may use the proceeds from the equity commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

    Brookfield entered into an agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of the partnership, our company or our respective subsidiaries. Proceeds will be available for us to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause the partnership or our company to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at September 30, 2022, the amount subscribed from our company was $nil and the amount subscribed from the partnership was $750 million.
Dividend Policy
    The board may declare dividends at its discretion. However, each exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit of the partnership. Our company will target to declare and pay dividends on the exchangeable shares at the same time as distributions are declared and paid on the LP Units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each LP Unit to provide holders of exchangeable shares with an economic return equivalent to holders of the LP Units.
    The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per exchangeable share, payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the Board of Directors of the general partner of Brookfield Business Partners on its LP Units.
Cash Flow
    We believe that we have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from asset monetizations and potential future debt issues or equity offerings, if required.
    As at September 30, 2022, we had cash and cash equivalents of $883 million, compared to $894 million as at December 31, 2021. The net cash flows for the nine months ended September 30, 2022 and September 30, 2021, were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2022	2021
Cash flow provided by (used in) operating activities	$60	$436
Cash flow provided by (used in) financing activities	9,000	(27)
Cash flow provided by (used in) investing activities	(9,015)	(327)
Effect of foreign exchange rates on cash	(56)	(30)
Change in cash and cash equivalents	$(11)	$52
Cash flow provided by (used in) operating activities
    Total cash flow provided by operating activities for the nine months ended September 30, 2022 was $60 million compared to cash flow provided by operating activities of $436 million for the nine months ended September 30, 2021. The cash flow provided by operating activities during the nine months ended September 30, 2022 was primarily attributable to the cash generated by our nuclear technology services operations and our construction operations. This was partially offset by changes in non-cash working capital, transaction costs, and other non-recurring payments as a result of the acquisition of our global dealer software and technology services operations.
Cash flow provided by (used in) financing activities
    Total cash flow provided by financing activities for the nine months ended September 30, 2022 was $9,000 million, compared to cash flow used in financing activities of $27 million for the nine months ended September 30, 2021. During the nine months ended September 30, 2022, proceeds from borrowings, net of repayments, were $7,977 million, which comprised borrowings received to fund the acquisition of our global dealer software and technology services operations. Other contributing factors include the net increased borrowings at our nuclear technology services operations and our water and wastewater operations. Capital provided by non-controlling interests was $1,989 million, which primarily consisted of capital contributions to fund the acquisition of our global dealer software and technology services operations. Distributions to non-controlling interests and Brookfield Business Partners were $1,047 million and $82 million, respectively, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations.

Cash flow provided by (used in) investing activities
    Total cash flow used in investing activities was $9,015 million for the nine months ended September 30, 2022, compared to $327 million for the nine months ended September 30, 2021. Our cash flows used in investing activities were primarily related to the acquisition of our dealer software and technology services operations in July 2022. Other contributing factors include the acquisition of property, plant and equipment and intangible assets within our water and wastewater operations and our nuclear technology services operations.
Off-Balance Sheet Arrangements
    In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2022, the total outstanding amounts were approximately $1.6 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds.
    BBUC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) the obligations of Brookfield Business Partners under its bilateral credit facilities and (ii) the obligations of Brookfield Business Partners under its revolving acquisition credit facility with Brookfield. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
    Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
    In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
    From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.

Contractual Obligations
    An integral part of our company’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the profile of the Brookfield Asset Management Private Equity Group. In the normal course of business, our company may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
    In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2022:

	Payments as at September 30, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$13,608	$508	$2,383	$5,308	$5,409
Lease liabilities	744	59	76	147	462
Interest expense	4,056	939	810	1,610	697
Decommissioning liabilities	713	2	—	—	711
Pension obligations	3,458	83	86	274	3,015
Exchangeable and class B shares	1,420	1,420	—	—	—
Total	$23,999	$3,011	$3,355	$7,339	$10,294
Related Party Transactions
    We entered into a number of related party transactions with Brookfield as described in Note 21 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
    For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.
Controls and procedures
There were no changes in internal control over financial reporting that occurred during the period beginning on July 1, 2022 and ended on September 30, 2022 that have materially affected or are reasonably likely to materially affect internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting of our dealer software and technology services operations acquired on July 6, 2022 and our nuclear technology services operations’ acquisition of a Spanish engineering and outages services business and BHI Energy, acquired in March 2022 and May 2022, respectively. The financial statements of these businesses, in the aggregate, constitute approximately 43% of total assets, 137% of net assets, 10% of revenues, and 12% of net income of the unaudited interim condensed consolidated financial statements of the company as of and for the nine months ended September 30, 2022.

Recently adopted accounting standards
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
    These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
    The company adopted these amendments on January 1, 2022 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
    The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
    The company adopted this amendment on January 1, 2022 and the adoption did not have an impact on the company’s unaudited interim condensed consolidated financial statements.

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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION.
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS